FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2002

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ NOBUHITOYAGI

Nobuhito Yagi Associate Senior Vice president and General Manager, Legal Divison

Date: October 25th, 2002

Information furnished on this form:
    -  NEC Corporation's consolidated financial results for the first half of the fiscal year ending March 31, 2003

October 25, 2002

CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR ENDING MARCH 31, 2003

Consolidated Financial Results

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase (decrease) %
	(In billions of yen, except per share amounts)
Net sales	2,173.8	2468.0	(11.9)
Operating income	26.7	5.3	401.0
Income (loss) before income taxes	20.3	(34.2)	-
Income (loss) before cumulative effect of accounting change	1.0	27.3	-
Net income (loss)	1.0	(29.8)	-
Per share of common stock:

Income (loss) before cumulative effect of accounting change
Basic:	0.63	(16.50)	-
Diluted:	0.60	(16.50)	-
Net income (loss):
Basic:	0.63	(18.07)	-
Diluted:	0.60	(18.07)	-

	As of September 30, 2002	As of September 30, 2001	Increase (decrease) %
	(In billions of yen)
Total assets:	4,575.3	5,075.6	(9.9)
Employee number:	149,318	151,646	-

(Notes)
1. The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP.
2. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

	(As of September 30, 2002)	(As of September 30, 2001)

Consolidated subsidiaries	181	170
Accounted for by the equity method	11	13

3. 18 subsidiaries were newly consolidated and 6 consolidated subsidiaries were excluded, and 2 companies were excluded from affiliated companies accounted for by the equity method during the first half of the fiscal year ending March 31, 2003.
4. Operating income (loss) is displayed in conformity with accounting principles generally accepted in Japan.

I.    Fundamental management policy

     Although the information technology ("IT") industry, in which NEC is concentrating its business activities, is expected to see high growth in the mid to long-term, the current situation in the IT industry is one of fierce global competition adversely affected by the burst of the IT bubble.

     In this business environment, NEC's fundamental management policy is to maximize the corporate value of the entire NEC group. In order to achieve this, NEC has been (i) accelerating the establishment of a management system that can quickly and effectively respond to a changing business environment, (ii) improving capital efficiency through the reorganization of its businesses including those of its subsidiaries and affiliated companies, (iii) transforming its business structure to concentrate on the area of software and services, and (iv) strengthening its corporate governance.

     As illustrated by intense price competition brought by the rise of Chinese companies and electronic manufacturing service companies, the business environment surrounding NEC is changing rapidly. In such circumstances, NEC has decided to implement further management reforms to accelerate its operating activities to enhance its competitiveness. NEC will divide its business areas into two business domains; "Semiconductor Solutions" and "IT-Network Integrated Solutions" which combines and leverages NEC's computer and networking strengths to provide total solutions and pursue the following strategies based on business characteristics of such two business domains:

  To concentrate management resources on the two business domains above.

  To separate the semiconductor business and optimize capital procurement through direct financing from the capital markets.

  To maximize corporate value and strengthen the balance sheet

     "NEC Electronics Corporation", a new semiconductor company to be incorporated on November 1, 2002, intends to become "a semiconductor solution provider" by meeting system needs of its customers mainly for system large-scale integrated circuits ("LSIs") through its distinctive technology. NEC Electronics Corporation also intends to expand its business globally as a logic semiconductor specialist company through the establishment of a capital procurement structure and balance sheet suitable for the highly fluctuating characteristics of the semiconductor business.

     With the spread of the Internet in society, the demand for open mission critical systems (highly reliable core information system) is rapidly expanding in the business domains of NEC Solutions and NEC Networks, which are the two remaining in-house companies of NEC Corporation after the separation of the semiconductor business. NEC believes that in the area of open mission critical systems, it can leverage on its track record of highly reliable communication systems for back bone network and large-scale information systems as well as its abundant associated know-how. NEC will strengthen its competitiveness by leveraging the synergies between the two in-house companies and focusing their management resources in this area.

     Through such business reorganization, NEC intends to maximize corporate value of the entire NEC group including its semiconductor business or NEC Electronics Corporation.

II.     Consolidated Financial Results

1.     Overview of the first half of the fiscal year ending March 31, 2002

     NEC's consolidated net sales were 2,173.8 billion yen, a decrease of 294.1 billion yen (or 12%) compared with the corresponding period of the previous fiscal year. This result was due to the fact that, although sales of systems integration ("SI") services in Japan and semiconductors were favorable, market conditions were weak in the area of mobile handset business in Japan and hardware related business including servers and personal computers ("PCs").

     Regarding profit, in spite of lower consolidated net sales explained above, due to the implementation of restructuring measures in the previous fiscal year that effectively reduced fixed expenses and promoted cost reductions, NEC recorded a consolidated operating income of 26.7 billion yen (an increase of 21.3 billion yen as compared with the corresponding period of the previous fiscal year) and interim income before income taxes of 20.3 billion yen (an increase of 54.6 billion yen as compared with the first half of the previous fiscal year). NEC recorded an interim net income of 1.0 billion yen (an increase of 30.9 billion yen as compared with the corresponding period of the previous fiscal year), mainly due to equity in losses of affiliated semiconductor companies of 9.8 billion yen (a decrease of 1.7 billion yen as compared with the corresponding period of the previous fiscal year).

     As for the full fiscal year ending March 31, 2003, although NEC anticipates continuing difficult conditions for network infrastructure business and weak conditions in demand for mobile handsets in Japan, hardware related businesses including servers and PCs, and its semiconductors business, due to the effectiveness of cost reductions, NEC expects to post consolidated net income. Therefore, no further revision has been made on NEC's revised financial results forecast announced on September 20, 2002.

  Consolidated financial results forecasts (figures in brackets denote increase or decrease from the corresponding period of the previous fiscal year):

    Net sales:        4,840.0 billion yen (-5%)
    Income before income taxes:        65.0 billion yen (improved by 526.1 billion yen)
    Net income:        10 billion yen (improved by 322.0 billion yen)

2.     Results by operating segments (including inter-segment transactions and profit/loss figures)

     Sales and segment profits of NEC's main segments were as follows: (figures in brackets denote increase or decrease from the corresponding period of the previous fiscal year)

NEC Solutions

    Sales:         949.6 billion yen (-1%)
    Segment profit:        29.9 billion yen (improved by 11.1 billion yen)

     NEC Solutions' sales for the first half of the fiscal year ending March 31, 2003 decreased by 1% to 949.6 billion yen as compared with the corresponding period of the previous fiscal year. Sales for main product areas were as follows: In the area of SI services/software, sales increased by 9% to 228.7 billion yen, due to steady growth in sales of SI services for public sectors and medical service industry. In the area of Internet services/support services, growth in BIGLOBE's value-added services and support services saw sales increase by 11% to 169.3 billion yen. In the area of personal products, however, sales decreased by 10% to 324.7 billion yen, due to sluggish demand in the domestic PC market for consumer and corporate customers.

     NEC Solutions posted a segment profit of 29.9 billion yen, an improvement of 11.1 billion yen as compared with the corresponding period of the previous fiscal year. This was due to a profit increase derived from a sales increase in software and services, and successful cost reduction in the area of hardware.

NEC Networks

    Sales:         705.0 billion yen (-33%)
    Segment profit:        12.1 billion yen (worsened by 42.7 billion yen)

     Sales for NEC Networks decreased by 33% to 705.0 billion yen as compared with the corresponding period of the previous fiscal year. Sales for main product areas were as follows: In the area of network infrastructure, sales decreased by 33% to 421.0 billion yen mainly due to a decrease in shipments for network infrastructure equipment caused by the continuous deterioration of the global telecommunications market. Sales for mobile terminals also decreased by 45% to 185.4 billion yen due to a large decrease in mobile phone shipments, which had been very favorable in the corresponding period of the previous fiscal year. This decrease was largely influenced by the slow down in numbers of new mobile phone subscribers in Japan.

     In spite of a large decrease in sales, NEC Networks' posted a segment profit of 12.1 billion yen. This was due to the effectiveness in reducing of fixed expenses through the restructuring measures which NEC Networks has been implementing since the previous fiscal year.

NEC Electron Devices

    Sales:         476.9 billion yen (11%)
    Segment loss:        5.0 billion yen (improved by 50.2 billion yen)

     Sales for NEC Electron Devices increased by 11% to 476.9 billion yen as compared with the corresponding period of the previous fiscal year. Sales for main product areas were as follows: Sales of semiconductors increased by 7% to 350.7 billion yen due to the continuous recovery in the semiconductor market reflecting increased manufacturing of consumer electronic products in Asia and Japan since the second half of the previous fiscal year. Sales of displays increased by 19% to 57.5 billion yen mainly due to a rapid increase in demand in the color plasma display panels ("PDPs") market. Sales of electronic components increased by 25% to 68.7 billion yen mainly due to the new consolidation of NEC Tokin Corporation as a result of the integration of NEC's electronic components business into NEC Tokin.

     NEC Electron Devices recorded a segment loss of 5.0 billion yen. However, this result was a 50.2 billion yen improvement as compared with the same period in the previous fiscal year, as a result of the extensive restructuring measures that effectively reduced fixed expenses, and due to increased number of shipments of semiconductors and color PDPs.

III.     Financial Condition

     Net cash provided by operating activities for the first half of the fiscal year ending March 31, 2003 was 50.6 billion yen, an increase of 21.3 billion yen as compared to the corresponding period of the previous fiscal year. This result was mainly due to a large decrease in accounts receivable and inventories resulting from the promotion of asset efficiency, despite a large decrease in accounts payable, compared with the corresponding period in the previous fiscal year.

     Net cash used in investment activities was 10.4 billion yen, a decrease of 123.6 billion yen over the corresponding period of the previous fiscal year. This was principally due to restrained capital expenditures, and sales of marketable securities in view of raising asset efficiency.

     As a result, free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash in flow of 40.1 billion yen, an improvement of 145.0 billion yen as compared with the corresponding period of the previous fiscal year when free cash flows were cash out flow of 104.8 billion yen.

     Net cash from financing activities was an expenditure of 139.4 billion yen as a result of corporate bond payments. Cash and cash equivalents amounted to 272.8 billion yen, a decrease of 104.9 billion yen over the corresponding period in the previous year.

     The balance of interest-bearing debt amounted to 2,133.8 billion yen (a decrease of 101.0 billion yen as compared with the end of the corresponding period of the previous fiscal year, and a decrease of 125.8 billion yen as compared with the end of the previous fiscal year) mainly due to the improved free cash flow. NEC's debt equity ratio (ratio of interest-bearing debt to shareholders' equity) was 4.02 times (an increase of 1.35 points as compared with the end of the corresponding period of the pervious fiscal year, and an increase of 0.02 points as compared with the end of the previous fiscal year). However, if NEC Leasing, Ltd. is accounted for by the equity method, interest-bearing debt was 1,589.1 billion yen (a decrease of 101.9 billion yen as compared with the end of the of the previous fiscal year, and a decrease of 107.5 billion yen as compared with the end of the previous fiscal year), and debt equity ratio was 3.00 (an increase of 0.98 points as compared with the end of the first half of the pervious fiscal year, and no change compared with the end of the previous fiscal year).

About NEC Corporation

    NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.1) is one of the world's leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world's top patent-producing companies, NEC delivers tailored solutions in the key fields of computer, networking and electron devices, through its three market-focused, in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. NEC Corporation employs more than 140,000 people worldwide and had net sales of approximately $39 billion in the fiscal year ended March 2002. For additional information, please visit the NEC home page at: http://www.nec.com.

***

CAUTIONARY STATEMENTS

     The statements in this material with respect to plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively NEC) are forward-looking statements involving risks and uncertainties. NEC cautions in advance you that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT industry, a worsening of financial conditions in the world markets, would cause actual results to differ from the projected results forecast.

     In case where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:00 am on October 26, 2002 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

Six months ended September 30	2002	(% of net sales)	2001	(% of net sales)	Increase (decrease)	2002	Fiscal 2002	(% of net sales)

Net sales	JPY 2,173,878	(100.0)	JPY 2,468,047	(100.0)	JPY (294,169)	$17,819	JPY 5,101,022	(100.0)
Cost of sales	1,572,488	(72.3)	1,836,319	(74.4)	(263,831)	12,889	3,919,268	(76.8)
Selling, general and administrative expenses	574,669	(26.5)	626,394	(25.4)	(51,725)	4,711	1,237,276	(24.3)
Operating income (loss)	26,721	(1.2)	5,334	(0.2)	21,387	219	(55,522)	(-1.1)

Non-operating income	100,555	(4.6)	59,623	(2.4)	40,932	824	110,390	(2.2)
Interest and dividends	9,702		10,599		(897)	80	15,754
Other	90,853		49,024		41,829	744	94,636
Non-operating expenses	106,900	(4.9)	99,223	(4.0)	7,677	876	516,051	(10.1)
Interest	17,307		26,663		(9,356)	142	46,673
Other	89,593		72,560		17,033	734	469,378

Income (loss) before income taxes	20,376	(0.9)	(34,266)	(-1.4)	54,642	167	(461,183)	(-9.0)

Provision (benefit) for income taxes	8,558	(0.4)	(14,829)	(-0.6)	23,387	70	(178,173)	(-3.5)
Minority interest in income (losses) of consolidated subsidiaries	931	(0.0)	(233)	(-0.0)	1,164	7	2,574	(0.1)
Equity in losses of affiliated companies	(9,850)	(-0.5)	(8,097)	(-0.3)	(1,753)	(81)	(23,841)	(-0.5)

Income (loss) before cumulative effect of accounting change, net of tax	1,037	(0.0)	(27,301)	(-1.1)	28,338	9	(309,425)	(-6.1)

Comulative effect of accounting change, net of tax	-	-	(2,595)	(-0.1)	2,595	-	(2,595)	(0.0)

Net income (loss)	JPY 1,037	(0.0)	JPY (29,896)	(-1.2)	JPY 30,933	$9	JPY (312,020)	(-6.1)

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 122 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	September 30, 2002	September 30, 2001	Increase (decrease)	March 31, 2002	Increase (decrease)	September 30, 2002

Current assets	JPY 2,091,792	JPY 2,519,570	JPY (427,778)	JPY 2,405,036	JPY (313,244)	$17,146

Cash and cash equivalents	272,859	234,660	38,199	377,772	(104,913)	2,237
Notes and accounts receivable, trade	675,889	899,334	(223,445)	905,069	(229,180)	5,540
Current portion of investment in leases	244,640	244,215	425	251,947	(7,307)	2,005
Inventories	636,261	882,766	(246,505)	650,043	(13,782)	5,215
Other current assets	262,143	258,595	3,548	220,205	41,938	2,149
Long-term assets	2,483,594	2,556,117	(72,523)	2,605,847	(122,253)	20,357

Long-term receivables, trade	30,643	44,254	(13,611)	45,073	(14,430)	251
Investments and advances	463,154	585,113	(121,959)	576,005	(112,851)	3,796
Investment in leases	247,442	237,658	9,784	254,814	(7,372)	2,028
Property, plant and equipment	944,255	1,136,199	(191,944)	959,577	(15,322)	7,740
Other assets	798,100	552,893	245,207	770,378	27,722	6,542

Total assets	JPY 4,575,386	JPY 5,075,687	JPY (500,301)	JPY 5,010,883	JPY (435,497)	$37,503

Current liabilities	JPY 1,917,538	JPY 2,271,001	JPY (353,463)	JPY 2,210,341	JPY (292,803)	$15,717

Short-term borrowings and current portion of long-term debt	744,496	823,359	(78,863)	760,827	(16,331)	6,102
Notes and accounts payable, trade	723,743	970,687	(246,944)	938,955	(215,212)	5,932
Other current liabilities	449,299	476,955	(27,656)	510,559	(61,260)	3,683
Long-term liabilities	1,877,558	1,851,868	25,690	2,005,610	(128,052)	15,390

Long-term debt	1,389,338	1,411,555	(22,217)	1,498,878	(109,540)	11,388
Accrued pension and severance costs	459,220	399,781	59,439	467,561	(8,341)	3,764
Other	29,000	40,532	(11,532)	39,171	(10,171)	238
Minority shareholders' equity in consolidated subsidiaries	152,465	117,089	35,376	132,817	19,648	1,250
Preferred securities issued by a subsidiary	97,500	-	97,500	97,200	300	799

Common stock	244,726	244,720	6	244,726	0	2,006
Additional paid-in capital	359,330	359,812	(482)	359,501	(171)	2,945
Retained earnings	67,162	353,216	(286,054)	66,125	1,037	551
Accumulated other comprehensive income (loss)	(140,893)	(122,019)	(18,874)	(105,437)	(35,456)	(1,155)

Total shareholders' equity	530,325	835,729	(305,404)	564,915	(34,590)	4,347

Total liabilities and shareholders' equity	JPY 4,575,386	JPY 5,075,687	JPY (500,301)	JPY 5,010,883	JPY (435,497)	$37,503

CONDENSED CONSOLIDATED BALANCE SHEETS ( SUPPLEMENTARY INFORMATION ) (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	September 30, 2002	September 30, 2001	Increase (decrease)	March 31, 2002	Increase (decrease)	September 30, 2002

Current assets	JPY 1,814,462	JPY 2,253,261	JPY (438,799)	JPY 2,125,329	JPY (310,867)	$14,873

Cash and cash equivalents	248,074	211,948	36,126	348,021	(99,947)	2,033
Notes and accounts receivable, trade	697,176	924,036	(226,860)	938,179	(241,003)	5,715
Inventories	636,261	882,766	(246,505)	650,043	(13,782)	5,215
Other current assets	232,951	234,511	(1,560)	189,086	43,865	1,910
Long-term assets	2,219,261	2,285,764	(66,503)	2,338,542	(119,281)	18,190

Long-term receivables, trade	30,643	44,589	(13,946)	45,950	(15,307)	251
Investments and advances	483,000	599,151	(116,151)	595,007	(112,007)	3,959
Property, plant and equipment	916,980	1,102,928	(185,948)	939,470	(22,490)	7,516
Other assets	788,638	539,096	249,542	758,115	30,523	6,464

Total assets	JPY 4,033,723	JPY 4,539,025	JPY (505,302)	JPY 4,463,871	JPY (430,148)	$33,063

Current liabilities	JPY 1,727,636	JPY 2,081,595	JPY (353,959)	JPY 2,061,102	JPY (333,466)	$14,161

Short-term borrowings and current portion of long-term debt	531,585	607,906	(76,321)	577,105	(45,520)	4,357
Notes and accounts payable, trade	763,258	1,007,324	(244,066)	985,326	(222,068)	6,256
Other current liabilities	432,793	466,365	(33,572)	498,671	(65,878)	3,548
Long-term liabilities	1,542,440	1,520,345	22,095	1,623,442	(81,002)	12,643

Long-term debt	1,057,593	1,083,217	(25,624)	1,119,634	(62,041)	8,669
Accrued pension and severance costs	458,231	399,537	58,694	466,475	(8,244)	3,756
Other	26,616	37,591	(10,975)	37,333	(10,717)	218
Minority shareholders' equity in consolidated subsidiaries	135,822	101,356	34,466	117,212	18,610	1,113
Preferred securities issued by a subsidiary	97,500	-	97,500	97,200	300	799

Common stock	244,726	244,720	6	244,726	0	2,006
Additional paid-in capital	359,330	359,812	(482)	359,501	(171)	2,945
Retained earnings	67,162	353,216	(286,054)	66,125	1,037	551
Accumulated other comprehensive income (loss)	(140,893)	(122,019)	(18,874)	(105,437)	(35,456)	(1,155)

Total shareholders' equity	530,325	835,729	(305,404)	564,915	(34,590)	4,347

Total liabilities and shareholders' equity	JPY 4,033,723	JPY 4,539,025	JPY (505,302)	JPY 4,463,871	JPY (430,148)	$33,063

(Note)
In the condensed consolidated balance sheets on this page, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

Six months ended September 30	2002	2001	Increase (decrease)	2002	Fiscal 2002

I. Cash flows from operating activities:
Net income (loss)	JPY 1,037	JPY (29,896)	JPY 30,933	$9	JPY (312,020)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	95,631	118,041	(22,410)	784	234,738
Equity in (earnings) losses of affiliated companies, net of dividends	11,280	10,921	359	92	28,030
(Increase) decrease in notes and accounts receivable	241,638	171,458	70,180	1,981	169,628
(Increase) decrease in inventories	13,004	(42,359)	55,363	107	216,062
Increase (decrease) in notes and accounts payable	(208,548)	(152,502)	(56,046)	(1,709)	(178,878)
Other, net	(103,417)	(46,436)	(56,981)	(849)	(20,923)

Net cash provided by operating activities	50,625	29,227	21,398	415	136,637

II. Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	22,569	32,816	(10,247)	185	56,094
Additions to property, plant and equipment	(73,516)	(164,078)	90,562	(603)	(295,585)
Proceeds from sales of marketable securities	57,746	8,124	49,622	473	21,017
Purchase of marketable securities	(1,422)	(2,450)	1,028	(12)	(2,482)
Other, net	(15,827)	(8,515)	(7,312)	(129)	17,420

Net cash used in investing activities	(10,450)	(134,103)	123,653	(86)	(203,536)

Free cash flows	40,175	(104,876)	145,051	329	(66,899)

III. Cash flows from financing activities:
Proceeds from (repayment of) bonds and borrowings	(148,695)	(34,476)	(114,219)	(1,219)	(37,007)
Proceeds from preferred securities issued by a subsidiary	-	-	-	-	97,000
Dividends paid	(6,359)	(9,970)	3,611	(52)	(15,948)
Other, net	15,576	(520)	16,096	128	11,609

Net cash provided by (used in) financing activities	(139,478)	(44,966)	(94,512)	(1,143)	55,654

Effect of exchange rate changes on cash and cash equivalents	(5,610)	(2,333)	(3,277)	(46)	2,182

Net decrease in cash and cash equivalents	(104,913)	(152,175)	47,262	(860)	(9,063)

Cash and cash equivalents at beginning of period	377,772	386,835	(9,063)	3,097	386,835
Cash and cash equivalents at end of period	JPY 272,859	JPY 234,660	JPY 38,199	$2,237	JPY 377,772

SEGMENT INFORMATION (UNAUDITED)

 1. Operating Segment Information

(1) Net Sales (Including internal sales to other segments)

(Millions of yen, millions of U.S. dollars)

Six months ended September 30	2002	(% of total)	% change	2001	(% of total)	2002	Fiscal 2002	(% of total)
NEC Solutions	JPY 949,693	(43.7)	-1.2	JPY 961,281	(38.9)	7,784	JPY 2,209,093	(43.3)
NEC Networks	705,018	(32.4)	-33.5	1,060,097	(43.0)	5,779	1,957,169	(38.4)
NEC Electron Devices	476,921	(21.9)	+10.9	429,991	(17.4)	3,909	842,878	(16.5)
Others	304,172	(14.0)	+0.0	304,102	(12.3)	2,493	634,778	(12.4)
Eliminations	(270,953)	(-12.4)	-11.7	(306,894)	(-12.4)	(2,221)	(589,132)	(-11.5)
Electronics business total	2,164,851	(99.6)	-11.6	2,448,577	(99.2)	17,744	5,054,786	(99.1)

Leasing business	19,627	(0.9)	-43.5	34,765	(1.4)	161	71,759	(1.4)
Eliminations	(10,600)	(-0.5)	-30.7	(15,295)	(-0.6)	(86)	(25,523)	(-0.5)
Consolidated total	JPY 2,173,878	(100.0)	-11.9	JPY 2,468,047	(100.0)	$17,819	JPY 5,101,022	(100.0)

(2) Segment Profit or Loss

(Millions of yen, millions of U.S. dollars)

Six months ended September 30	2002	(% operating margin)	Increase (decrease)	2001	(% operating margin)	2002	Fiscal 2002	(% operating margin)
NEC Solutions	JPY 29,903	(3.1)	11,114	JPY 18,789	(2.0)	$245	JPY 75,390	(3.4)
NEC Networks	12,176	(1.7)	(42,789)	54,965	(5.2)	100	53,447	(2.7)
NEC Electron Devices	(5,059)	(-1.1)	50,242	(55,301)	(-12.9)	(41)	(148,159)	(-17.6)
Others	3,442	(1.1)	814	2,628	(0.9)	28	2,988	(0.5)
Eliminations	1,213	-	(572)	1,785	-	10	(3,357)	-
Unallocated corporate expenses	(17,706)	-	1,281	(18,987)	-	(146)	(39,750)	-
Electronics business total	23,969	(1.1)	20,090	3,879	(0.2)	196	(59,441)	(-1.2)

Leasing business	3,941	(20.1)	1,139	2,802	(8.1)	33	6,306	(8.8)
Eliminations	(1,189)	-	158	(1,347)	-	(10)	(2,387)	-
Consolidated total	JPY 26,721	(1.2)	21,387	JPY 5,334	(0.2)	$219	JPY (55,522)	(-1.1)

(Note)
Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers

(Billions of yen, millions of U.S. dollars)

Six months ended September 30	2002	% change	2001	2002
NEC Solutions	JPY 865.8	-1.8	JPY 882.0	$7,097
Domestic	749.3	+0.2	748.0	6,142
Overseas	116.4	-13.1	134.0	954
NEC Networks	653.3	-35.8	1,017.1	5,355
Domestic	472.3	-33.3	708.0	3,871
Overseas	181.0	-41.4	309.0	1,484
NEC Electron Devices	434.9	+25.9	345.4	3,565
Domestic	276.8	+47.8	187.2	2,269
Overseas	158.1	-0.1	158.2	1,296
Others	203.3	+5.3	193.2	1,666
Domestic	161.3	+0.3	160.8	1,322
Overseas	41.9	+29.9	32.3	343
Electronics business total	2,157.5	-11.5	2,437.8	17,684
Domestic	1,659.8	-8.0	1,804.2	13,605
Overseas	497.6	-21.5	633.6	4,079

Leasing business	16.3	-45.7	30.1	134
Domestic	16.3	-45.7	30.1	134
Overseas	-	-	-	-
Consolidated total	JPY 2,173.8	-11.9	JPY 2,468.0	$17,819
Domestic	1,676.2	-8.6	1,834.3	13,739
Overseas	497.6	-21.5	633.6	4,079

(4) Net Sales by Products and Services (Including internal sales to other segments)

(Billions of yen, millions of U.S. dollars)

Six months ended September 30	2002	% change	2001	2002
NEC Solutions	JPY 949.6	-1.2	JPY 961.2	$7,784
Systems Intergration Services /Software	228.7	+8.6	210.6	1,875
Internet Services/Support Services	169.3	+10.9	152.7	1,388
Servers/Storage Products/Workstations	169.6	+4.2	162.8	1,390
Personal Products	324.7	-10.0	360.9	2,661
Other Hardware	57.3	-22.8	74.2	470
NEC Networks	JPY 705.0	-33.5	JPY 1,060.0	$5,779
Network Infrastructure	421.0	-33.5	633.0	3,451
Mobile Terminals	185.4	-44.7	335.5	1,520
Other	98.6	+7.6	91.6	808
NEC Electron Devices	JPY 476.9	+10.9	JPY 429.9	$3,909
Semiconductors	350.7	+7.3	326.8	2,875
Displays	57.5	+18.8	48.4	471
Electronic Components	68.7	+25.4	54.8	563

2. Geographic Segment Information

 (1) Net Sales

(Millions of yen, millions of U.S. dollars)

Six months ended September 30	2002	(% of total)	% change	2001	(% of total)	2002	Fiscal 2002	(% of total)
Japan	JPY 1,783,192	(82.0)	-12.6	JPY 2,040,748	(82.7)	$14,616	JPY 4,230,278	(82.9)
Overseas	390,686	(18.0)	-8.6	427,299	(17.3)	3,203	870,744	(17.1)
Consolidated	JPY 2,173,878	(100.0)	-11.9	JPY 2,468,047	(100.0)	$17,819	JPY 5,101,022	(100.0)

(2) Geographic Profit or Loss

(Millions of yen, millions of U.S. dollars)

Six months ended September 30	2002	(% operating margin)	Increase (decrease)	2001	(% operating margin)	2002	Fiscal 2002	(% operating margin)
Japan	JPY 26,274	(1.5)	(2,433)	JPY 28,707	(1.4)	$215	JPY (16,854)	(-0.4)
Overseas	447	(0.1)	23,820	(23,373)	(-5.5)	4	(38,668)	(-4.4)
Consolidated	JPY 26,721	(1.2)	21,387	JPY 5,334	(0.2)	$219	JPY (55,522)	(-1.1)

3. Sales by Market

(Millions of yen, millions of U.S. dollars)

Six months ended September 30	2002	% change	2001	2002	Fiscal 2002
Japan	JPY 1,676,266	-8.6	JPY 1,834,389	$13,740	JPY 3,911,173
Overseas	497,612	-21.5	633,658	4,079	1,189,849
Consolidated	JPY 2,173,878	-11.9	JPY 2,468,047	$17,819	JPY 5,101,022

FINANCIAL INSTRUMENTS (UNAUDITED)

A. Fair value of derivative financial instruments

Contract or notional principal amounts, carrying amounts and estimated fair value are summarized as follows:-

(Millions of yen)

	September 30, 2002				September 30, 2001			March 31, 2002

		Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value

Derivatives:
Forward exchange contracts:*		JPY (20,305)	JPY 377	JPY 377	JPY 86,900	JPY (3,384)	JPY (3,384)	JPY (24,332)	JPY (1,352)	JPY (1,352)
Fiscal 2002
Purchase of foreign currency
the equivalent of yen	78,705
Sale of foreign currency
the equivalent of yen	54,373
Fiscal 2002 1st half
Purchase of foreign currency
the equivalent of yen	28,269
Sale of foreign currency
the equivalent of yen	115,169
Fiscal 2003 1st half
Purchase of foreign currency
the equivalent of yen	95,104
Sale of foreign currency
the equivalent of yen	74,799
Interest rate and currency swap agreements		1,007,794	(15,000)	(15,000)	1,043,371	(21,966)	(21,966)	1,082,486	(24,957)	(24,957)

*Contract or notional amounts of forward exchange contracts are net amount of "sale" minus "purchase".

B. Marketable securities

The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:-

		September 30, 2002	September 30, 2001	March 31, 2002
Available-for-sale:

Equity securities
	Cost	JPY 139,272	JPY 247,742	JPY 177,855
	Fair value	162,043	240,405	255,096
	Net unrealized holding gains (losses)	22,771	(7,337)	77,241
Debt securities
	Cost	4,060	21,020	8,348
	Fair value	3,938	20,803	7,983
	Net unrealized holding gains (losses)	(122)	(217)	(365)

C. Investments in affiliated companies

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:-

	September 30, 2002	September 30, 2001	March 31, 2002

Carrying amount	JPY 101,945	JPY 112,032	JPY 110,072
Market value	97,499	108,944	130,174

LEASING ARRANGEMENTS (UNAUDITED)

I. Leasing of computer equipment

For NEC's leasing business for computer and others, future minimum lease payments from non-cancelable leases under operating leases at September 30, 2002 and 2001 and March 31, 2002 are follows:-

(Millions of yen)

	September 30, 2002	September 30, 2001	March 31, 2002

Within one year	5,918	6,739	7,648

Over one year	110	248	431

II. Lease of facilities and equipment for company's use

NEC leases certain facilities and equipment for its own use. Future minimum rental payments under operating leases at September 30, 2002 and 2001 and March 31, 2002 are follows:-

(Millions of yen)

	September 30, 2002	September 30, 2001	March 31, 2002

Within one year	37,965	37,476	48,888

Over one year	83,596	97,988	91,985

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

Three months ended September 30	2002	(% of net sales)	2001	(% of net sales)	Increase (decrease)	2002
Net sales	JPY 1,152,639	(100.0)	JPY 1,343,388	(100.0)	JPY (190,749)	$9,448
Cost of sales	815,324	(70.7)	1,010,787	(75.2)	(195,463)	6,683
Selling, general and administrative expenses	303,509	(26.4)	331,025	(24.7)	(27,516)	2,488
Operating income	33,806	(2.9)	1,576	(0.1)	32,230	277
Non-operating income	32,469	(2.8)	27,507	(2.0)	4,962	266
Interest and dividends	5,527		5,263		264	45
Other	26,942		22,244		4,698	221
Non-operating expenses	65,777	(5.7)	66,677	(4.9)	(900)	539
Interest	8,098		13,470		(5,372)	66
Other	57,679		53,207		4,472	473
Income (loss) before income taxes	498	(0.0)	(37,594)	(-2.8)	38,092	4
Provision (benefit) for income taxes	221	(0.0)	(15,983)	(-1.2)	16,204	2
Minority interest in income of consolidated subsidiaries	1,670	(0.1)	836	(0.1)	834	14
Equity in losses of affiliated companies	(4,801)	(-0.4)	(8,283)	(-0.6)	3,482	(39)
Net loss	JPY (6,194)	(-0.5)	JPY (30,730)	(-2.3)	JPY 24,536	$(51)

SEGMENT INFORMATION (UNAUDITED)

(1) Net Sales (Including internal sales to other segments)

(Millions of yen, millions of U.S. dollars)

Three months ended September 30	2002	(% of total)	% change	2001	(% of total)	2002
NEC Solutions	JPY 504,800	(43.8)	-4.4	JPY 528,028	(39.3)	$4,138
NEC Networks	374,840	(32.5)	-37.1	595,918	(44.4)	3,072
NEC Electron Devices	247,584	(21.5)	+18.6	208,669	(15.5)	2,029
Others	172,967	(15.0)	+3.6	166,891	(12.4)	1,418
Eliminations	(152,120)	(-13.2)	-9.4	(167,901)	(-12.5)	(1,247)
Electronics business total	1,148,071	(99.6)	-13.8	1,331,605	(99.1)	9,410

Leasing business	9,435	(0.8)	-46.3	17,561	(1.3)	77
Eliminations	(4,867)	(-0.4)	-15.8	(5,778)	(-0.4)	(39)
Consolidated total	JPY 1,152,639	(100.0)	-14.2	JPY 1,343,388	(100.0)	$9,448

(2) Segment Profit or Loss

(Millions of yen, millions of U.S. dollars)

Three months ended September 30	2002	(% operating margin)	Increase (decrease)	2001	(% operating margin)	2002
NEC Solutions	JPY 26,517	(5.3)	14,280	JPY 12,237	(2.3)	$217
NEC Networks	6,859	(1.8)	(16,844)	23,703	(4.0)	56
NEC Electron Devices	(1,811)	(-0.7)	36,111	(37,922)	(-18.2)	(15)
Others	8,211	(4.7)	(827)	9,038	(5.4)	67
Eliminations	4,010	-	(280)	4,290	-	33
Unallocated corporate expenses	(11,234)	-	(464)	(10,770)	-	(91)
Electronics business total	32,552	(2.8)	31,976	576	(0.0)	267

Leasing business	1,698	(18.0)	76	1,622	(9.2)	14
Eliminations	(444)	-	178	(622)	-	(4)
Consolidated total	JPY 33,806	(2.9)	32,230	JPY 1,576	(0.1)	$277

(Note) Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers

(Billions of yen, millions of U.S. dollars)

Three months ended September 30	2002	% change	2001	2002
NEC Solutions	JPY 457.5	-3.9	JPY 476.2	$3,750
Domestic	393.7	-2.9	405.6	3,227
Overseas	63.7	-9.7	70.6	522
NEC Networks	345.7	-38.9	565.5	2,834
Domestic	246.8	-34.8	378.6	2,023
Overseas	98.8	-47.1	186.8	810
NEC Electron Devices	226.5	+34.3	168.6	1,857
Domestic	147.6	+64.4	89.8	1,210
Overseas	78.8	-0.0	78.8	646
Others	114.6	-2.7	117.8	939
Domestic	92.3	-7.8	100.1	757
Overseas	22.2	+25.6	17.7	182
Electronics business total	1,144.4	-13.8	1,328.3	9,380
Domestic	880.6	-9.6	974.2	7,218
Overseas	263.7	-25.5	354.1	2,161

Leasing business	8.1	-45.8	15.0	66
Domestic	8.1	-45.8	15.0	66
Overseas	-	-	-	-
Consolidated total	JPY 1,152.6	-14.2	JPY 1,343.3	$9,448
Domestic	888.8	-10.1	989.2	7,285
Overseas	263.7	-25.5	354.1	2,161

(4) Net Sales by Products and Services (Including internal sales to other segments)

(Billions of yen, millions of U.S. dollars)

Three months ended September 30	2002	% change	2001	2002
NEC Solutions:	JPY 504.8	-4.4	JPY 528.0	$4,138
Systems Integration Services /Software	152.4	+8.0	141.1	1,249
Internet Services/Support Services	87.2	+1.0	86.3	715
Servers/Storage Products/Workstations	87.6	-10.1	97.4	718
Personal Products	150.5	-11.1	169.3	1,234
Other Hardware	27.1	-20.1	33.9	222
NEC Networks:	JPY 374.8	-37.1	JPY 595.9	$3,072
Network Infrastructure	221.3	-39.3	364.8	1,814
Mobile Terminals	96.6	-44.6	174.4	792
Other	57.0	+0.5	56.7	467
NEC Electron Devices:	JPY 247.5	+18.6	JPY 208.6	$2,029
Semiconductors	184.1	+18.7	155.1	1,509
Displays	28.4	+7.2	26.5	233
Electronic Components	35.1	+29.5	27.1	288

Media Contacts:
Makoto Miyakawa,
Chris Shimizu,
Daniel Mathieson
Corporate Communication Division
NEC Corporation
TEL: +81-3-3798-6511